[redacted] ANGE COMMISSION
.C. 20549

03014531

E
rs and Dealers
Pursua ... ange Act of 1934 and Rule 17a-5
Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-46167

REPORT FOR THE PERIOD BEGINNING	04/01/02	AND ENDING	12/31/02
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

525 B Street 17th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dallal — 619-702-9600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG

355 South Grand Avenue Ste 2000	Los Angeles	CA	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Dallal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Allied Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.:

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Allied Securities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

(1) Organization

First Allied Securities, Inc. (the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) and is affiliated with Western Securities Clearing Corp., a firm offering intermediary clearance services to other broker/dealers. The Company is a registered broker/dealer and member of the National Association of Securities Dealers, Inc. (NASD), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

The Company's primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products.

The Company has agreements (Agreements) with clearing brokers (Brokers) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

On July 22, 2002, the Parent was acquired by Wells Fargo & Company (Wells Fargo). The acquisition was recorded using the purchase method of accounting. In connection with the acquisition, intangible assets of $1,573,971 related to contracts acquired were recorded. Goodwill in the amount of $29,895,627, which represented the excess of the purchase price allocable to the Company over the fair value of the acquired net assets and liabilities was recognized by the Company. In connection with the acquisition, the Company changed its fiscal year-end from March 31 to December 31.

As of the date of the acquisition, the Company had the following condensed balance sheet:

Cash and cash equivalents	$	2,495,730
Receivable from broker		1,272,283
Securities owned, at market		3,155,488
Due from affiliates		3,465,391
Other assets		1,234,274
	$	11,623,166
Accounts payable, accrued expenses, and other liabilities	$	2,408,474
Commissions payable		1,590,546
		3,999,020
Stockholder's equity		7,624,146
	$	11,623,166

(2) Summary of Significant Accounting Policies

(a) *Cash Equivalents*

Cash equivalents include highly liquid investments purchased with original maturities of three months or less, as well as investments in money market funds.

(Continued)

(b) Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade-date basis. Marketable securities, including securities sold short, are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in trading gains.

(c) Goodwill and Intangible Assets

Under the guidance of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* the Company does not record amortization expense related to its goodwill. The Company tests the goodwill balance for impairment, at least annually. To the extent that the carrying value of the recorded goodwill exceeds its fair value, an impairment loss will be recorded.

The costs assigned to contracts acquired is an identified intangible asset that is amortized using the straight-line method over a period of seven years, the estimated life of the contracts. On a ongoing basis, the Company reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value.

(d) Property and Equipment, Net

During 2002, the Company acquired property and equipment with a net value of $130,959 from the Parent. Office equipment, furniture, and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally four to five years. Leasehold improvements are amortized over the term of the related lease.

(e) Income Taxes

The Company files a consolidated federal income tax return and certain combined state income tax returns with the Parent and certain affiliates. For financial statement purposes, the Company's provision for federal and state income taxes has been computed on a separate-return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

(f) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value due to their short maturity.

(g) *Use of Estimates*

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Clearing Agreements

The Company has clearing agreements with brokerage firms to carry its accounts as a customer of the clearing firm and the accounts of its customers' account. The Brokers have custody of the Company's securities and, from time to time, cash balances which may be due from the Brokers.

These securities and/or cash positions serve as collateral for any amounts due to Brokers or as collateral for securities sold, not yet purchased or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the Brokers are unable to repay balances due or deliver securities in their custody. Pursuant to the agreements, the Company is required to maintain security deposits of $300,000 as collateral against losses due to nonperformance by its customers.

(4) Property and Equipment, Net

As of December 31, 2002, property and equipment, net consisted of the following:

Furniture and fixtures	$	48,459
Equipment		73,593
Leasehold improvements		8,907
		130,959
Accumulated depreciation		(2,852)
	$	128,107

(5) Related Party Transactions

Due from affiliates is primarily comprised of a receivable from its Parent for certain expenses paid on behalf of the Parent by the Company.

(6) Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to the differences in the market values of the securities from their contract amounts.

(Continued)

The Company seeks to protect itself from risks associated with customer activities by requiring its customers to maintain margin collateral in compliance with regulatory requirements, the limits established by its Brokers and its own internal guidelines, which are generally more stringent than regulatory margin requirements. Margin levels are monitored daily and additional collateral must be deposited as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account into compliance with the required margin level.

Securities sold but not yet purchased by the Company as of December 31, 2002 involve an obligation to purchase such securities at a future date. The risk of loss to the Company is normally limited to increases in market values of uncovered positions.

Exposure to credit risk is impacted by the markets for financial instruments, which can be volatile and may impair the ability of clients to satisfy their obligations to the Company, as well as the Company's ability to liquidate any underlying collateral in the event of default.

(7) Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. As of December 31, 2002, the Company has regulatory net capital of $8,547,157 which was $8,297,157 in excess of its required net capital of $250,000.

(8) Lease Commitments

Minimum annual rentals under noncancelable operating leases approximate:

Year ending December 31:		
2003	$	454,422
2004		246,258
2005		168,768
2006		15,394
	$	884,842

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

(9) Contingencies

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker/dealer. Several of these actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.